Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-190827
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 4, 2013,
the Prospectus Supplement dated November 13, 2013
and the Prospectus Supplement dated December 17, 2013)
TransUnion Holding Company, Inc.

9.625%/10.375% Senior PIK Toggle Notes due 2018
8.125%/8.875% Senior PIK Toggle Notes due 2018

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2013. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated September 4, 2013, with respect to the 9.625%/10.375% Senior PIK Toggle Notes due 2018 and the 8.125%/8.875% Senior PIK Toggle Notes due 2018, including any amendments or supplements thereto.

SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This Prospectus Supplement and the underlying Prospectus have been prepared for and may be used by Goldman, Sachs & Co. and other affiliates of The Goldman Sachs Group, Inc. in connection with offers and sales of the notes (including any PIK Interest) related to market-making transactions in the notes effected from time to time. Such affiliates of The Goldman Sachs Group, Inc. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated process. We will not receive any proceeds of such sales.

GOLDMAN, SACHS & CO.

December 20, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 8-K
____________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date Earliest Event Reported): November 11, 2013
____________________
TransUnion Holding Company, Inc.
TransUnion Corp.

(Exact name of registrant as specified in its charter)
____________________

Delaware Delaware	333-182948 333-172549	36-1678417 74-3135689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

555 West Adams Street, Chicago, Illinois	60661
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 985-2000

____________________
Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

⃞	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

⃞	Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

⃞	Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

⃞	Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e− 4(c)) 2

Item 1.01    Entry into a Material Definitive Agreement.

On November 22, 2013, TransUnion Corp. and Trans Union LLC entered into an amendment to the Amended and Restated Credit Agreement, dated as of February 10, 2011, by and among TransUnion Corp., Trans Union LLC, the guarantors from time to time party thereto, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, Deutsche Bank Trust Company Americas, as L/C issuer and swing line lender, the other lenders party thereto, Bank of America, N.A., as syndication agent, Credit Suisse Securities (USA) LLC and SunTrust Bank as TL documentation agents, U.S. Bank National Association, as RC documentation agent, the Governor and Company of The Bank Of Ireland, as senior managing agent and Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner and Smith and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), to provide for incremental term loans (the “First Incremental Term Loans”) in an aggregate principal amount of $65.0 million on the terms set forth in that certain Amendment No. 5 to Credit Agreement, dated as of November 22, 2013 (the “Fifth Amendment”), by and among TransUnion Corp., Trans Union LLC, the guarantors party thereto, Deutsche Bank Securities Inc., as lead arranger, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, and each of the lenders party thereto. On December 16, 2013, TransUnion Corp. and Trans Union LLC entered into an amendment to the Credit Agreement to provide for incremental term loans (the “Second Incremental Term Loans”) in an aggregate principal amount of $145.0 million on the terms set forth in that certain Amendment No. 6 to Credit Agreement, dated as of December 16, 2013 (the “Sixth Amendment”), by and among TransUnion Corp., Trans Union LLC, the guarantors party thereto, Deutsche Bank Securities Inc., as lead arranger, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, and each of the lenders party thereto. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Credit Agreement, the Fifth Amendment and the Sixth Amendment, respectively.

The First Incremental Term Loans and the Second Incremental Term Loans, (the “Incremental Term Loans”) were added to and constitute a part of the class of existing term loans under the Credit Facility prior to giving effect to the Fifth Amendment (the “Existing Term Loans”) on a pro rata basis and subject to (i) the same Interest Period applicable to the Existing Term Loans and (ii) the same LIBOR Rate applicable to the Existing Term Loans. The Applicable Margin applicable to the Incremental Term Loans is the same as provided to be applicable to the Existing Term Loans prior to giving effect to the Fifth Amendment. The Incremental Term Loans (a) rank pari passu in right of payment and pari passu in right of security with the Revolving Credit Loans and the Existing Term Loans and (b) shall be treated the same in all respects as the Existing Term Loans except as otherwise set forth in Fifth Amendment and Sixth Amendment, respectively.

The proceeds of the First Incremental Term Loans were used to repay the $65.0 million aggregate principal amount then outstanding under our senior secured revolving facility.

The proceeds of the Second Incremental Term Loans were used to fund the previously-announced acquisition of substantially all of the assets of TLO, LLC.

The foregoing description of the Fifth Amendment and the Sixth Amendment is a summary and is qualified in its entirety by reference to the Fifth Amendment and the Sixth Amendment, copies of which are filed as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and incorporated by reference herein.

Item 2.01    Completion of Acquisition or Disposition of Assets.

On December 16, 2013, TransUnion Risk and Alternative Data Solutions, Inc. (the “Company”), a wholly owned subsidiary of TransUnion Holding Company, Inc. and TransUnion Corp., completed the previously-announced acquisition of substantially all of the assets of TLO, LLC. At closing, the Company paid $154 million in cash pursuant to the terms of the Amended and Restated Asset Purchase Agreement, dated December 12, 2013 (the “Asset Purchase Agreement”), by and between the Company and TLO, LLC.

The Asset Purchase Agreement contains customary representations and warranties and covenants by both parties, and consummation of the purchase is conditioned on certain customary closing conditions. TransUnion Corp. guaranteed the performance of the Company’s obligations under the Asset Purchase Agreement.

The foregoing description of the material terms of the Asset Purchase Agreement is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Mr. George M. Awad has been appointed by the Board to be a member of the Board effective as of November 11, 2013. With Mr. Awad’s appointment, the nine member Board currently has seven members and two vacancies remain.
Mr. Awad was appointed in accordance the Major Stockholders’ Agreement dated as of April 30, 2012 (the “Major Stockholders’ Agreement”) among TransUnion Holding Company, Inc., the Advent Investor (as defined therein) and the GS Investors (as defined therein), and will be serving as an Independent Director (as defined therein) jointly designated by the GS Investors and the Advent Investor. Mr. Awad was also appointed as a member of the Audit and Compliance Committee of the Board.
George M. Awad created and is the principal of Gibraltar Capital Corporation, a wealth management and advisory firm providing investment and business advice to wealthy, internationally-based families. He is a highly accomplished executive with exceptional operating experience in running large, global businesses across the full suite of consumer financial services products, including senior leadership roles with GE Capital (1988-2006) and Citigroup, Inc. (2006-2008), focused largely on overseas markets. Most recently, Mr. Awad served as CEO, Consumer Finance for Citigroup, with prior positions as CEO, North America Cards and CEO, Global Consumer Group EMEA.
Mr. Awad holds a B.S. from the American University of Beirut and an M.B.A from the University of Pittsburgh - Katz Graduate School of Business.

Item 9.01    Financial Statements and Exhibits.

(a)Financial Statements of Businesses Acquired.

Any required historical financial information with respect to TLO, LLC will be filed under cover of Form 8-K/A on or prior to the date prescribed by the Commission’s rules and regulations.

(b)Pro Forma Financial Information.

Any required unaudited pro forma financial information will be filed under cover of Form 8-K/A on or prior to the date prescribed by the Commission’s rules and regulations.

(d)    Exhibits

Exhibit No.	Description
Exhibit 10.1
Amendment No. 5 to Credit Agreement, dated as of November 22, 2013, by and among TransUnion Corp., Trans Union LLC, the guarantors party thereto, Deutsche Bank Securities Inc., as lead arranger, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, and each of the lenders party thereto.

Exhibit 10.2
Amendment No. 6 to Credit Agreement, dated as of December 16, 2013, by and among TransUnion Corp., Trans Union LLC, the guarantors party thereto, Deutsche Bank Securities Inc., as lead arranger, Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, and each of the lenders party thereto.

Exhibit 10.3	Amended and Restated Asset Purchase Agreement, dated December 12, 2013, by and between TransUnion Risk and Alternative Data Solutions, Inc. and TLO, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

TRANSUNION HOLDING COMPANY, INC.
TRANSUNION CORP.
Date: December 20, 2013
By:     /s/ Mick Forde
Name:    Mick Forde
Title:    Vice President

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